iShares Ethereum Trust ETF

c/o iShares Delaware Trust Sponsor LLC

400 Howard Street

San Francisco, CA 94105

July 18, 2024

VIA EDGAR

Mr. Justin Dobbie, Esq.

Mr. John Dana Brown, Esq.

Office of Crypto Assets

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:      Request for Acceleration of Effectiveness
            iShares® Ethereum Trust ETF
            Registration Statement on Form S-1

            File No. 333-275583

Dear Messrs. Dobbie and Brown:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), iShares Ethereum Trust ETF (the “Trust”) hereby requests that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated to 4:30 p.m., New York City time, on July 22, 2024, or as soon thereafter as practicable. The Trust hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended.

Should you have any questions or require any additional information with respect to this filing, please contact Clifford R. Cone at (212) 878-3180 or Jason D. Myers at (212) 878-8324.

Sincerely,

iShares Delaware Trust Sponsor LLC
Sponsor of iShares Ethereum Trust ETF

By:	/s/ Shannon Ghia
Name:	Shannon Ghia
Title:	Director, President and Chief Executive Officer

cc:       Marisa Rolland, BlackRock, Inc.

            Adithya Attawar, BlackRock, Inc.

            Clifford R. Cone, Clifford Chance US LLP

            Jason D. Myers, Clifford Chance US LLP

            Tae Ho Cho, Clifford Chance US LLP

            Jesse Overall, Clifford Chance US LLP

            Etherial Edetan, Clifford Chance US LLP